Exhibit 99.1

ASM International N.V.

ASM INTERNATIONAL REPORTS A 26% INCREASE IN

THIRD QUARTER 2010 OPERATING RESULTS

ALMERE, THE NETHERLANDS, October 28, 2010—ASM International N.V. (NASDAQ: ASMI and Euronext Amsterdam: ASM) reports today its third quarter 2010 (unaudited) operating results in accordance with US GAAP.

Highlights:

•	Third quarter 2010 net sales of EUR 349 million up 15% quarter on quarter and up 94% year on year;

•	Gross Margin further improved to 46% in Q3, up from 44% in Q2 and 38% in the third quarter of 2009;

•	Result from operations increased from EUR 80 million in Q2 to EUR 101 million in Q3. The third quarter of 2009 showed a profit of EUR 11 million;

•	The Front-end segment increased to a profit of EUR 5 million which includes EUR 2 million restructuring charges. Q3 2009 showed a loss of EUR 31 million including EUR 15 million restructuring charges;
•	The Back-end segment profit increased from EUR 41 million to EUR 97 million year on year;

•

Third quarter 2010 net earnings were EUR 34 million compared to net earnings of EUR 48 million for the second quarter of 2010 and a net loss of EUR 16 million for the third quarter of 2009. Both quarters were significantly impacted by the revaluation of the conversion option. Excluding this revaluation net earnings improved from EUR 34 million in the second quarter to EUR 43 million in the third quarter;

•

Book to bill in the third quarter was 1.2. In the Front-end segment the book to bill was 1.9, in the Back-end segment the book to bill was 1.1. The backlog increased from EUR 557 million at the end of the second quarter, to EUR 587 million at the end of the third quarter.

Comment

Commenting on the results, Chuck del Prado, President and Chief Executive Officer of ASM International, said, “After the strong order intake in the previous quarter, leading to new record sales in the third quarter, we saw a further strengthening of our backlog. Both Front-end as well as Back-end were able to improve their Gross Profit Margins and showed healthy Operating Profits.”.

Outlook

Based upon the current backlog and our current visibility, we expect our Back-end operations to provide a quarter with solid performance. For our Front-end operations we expect a double digit sales growth in the fourth quarter, at constant fx-rates, as compared to the third quarter.

About ASM International

ASM International N.V., headquartered in Almere, the Netherlands, and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. ASM International and its subsidiaries provide production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI's website at www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, financing and liquidity matters, the success of restructurings, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company's filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company's reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

ASM International will host an investor conference call and web cast on Friday, October 29, 2010 at 15:00 Continental European Time (9:00 a.m. - US Eastern Time).

The teleconference dial-in numbers are as follows:

•	United States: +1 212 444 0585

•	International: + 44 (0)20 7138 0814

•	A simultaneous audio web cast will be accessible at www.asm.com.

The teleconference will be available for replay, beginning one hour after completion of the live broadcast, through November 12, 2010.

The replay dial-in numbers are:

•	United States: +1 347 366 9565

•	International: + 44 (0)20 7111 1244

•	Access Code: 1508064#

Investor Contacts:	Media Contact:
Erik Kamerbeek	Ian Bickerton
+31 88100 8500	+31 20 6855 955
Mary Jo Dieckhaus	+31 653 105 072
+1 212 986 2900

ANNEX 1

OPERATING AND FINANCIAL REVIEW

The following table shows the operating performance for the third quarter of 2010 as compared to the second quarter of 2010 and the third quarter of 2009:

(EUR millions, except earnings per share)
	Q3 2009	Q2 2010	Q3 2010	% Change Q2 2010 to Q3 2010	% Change Q3 2009 to Q3 2010
Net sales	180.2	302.4	349.2	15%	94%
Gross profit before impairment of inventories	69.0	133.4	161.8	21%	134%
Gross profit margin %	38.3%	44.1%	46.3%
Impairment inventories	(5.9)	—	—
Gross profit	63.1	133.4	161.8	21%	156%
Selling, general and administrative expenses	(28.2)	(31.7)	(37.3)	17%	32%
Research and development expenses	(15.2)	(18.2)	(20.8)	15%	37%
Restructuring expenses	(9.2)	(3.3)	(2.4)
Result from operations	10.5	80.2	101.3	26%	866%
Net earnings (loss)1)	(15.8)	47.5	34.3
Net earnings (loss) per share, diluted in euro1)	(0.31)	0.61	0.62
1)	allocated to the shareholders of the parent

Net Sales. The following table shows net sales of our Front-end and Back-end segments for the third quarter of 2010 as compared to the second quarter of 2010 and the third quarter of 2009:

(EUR millions)	Q3 2009	Q2 2010	Q3 2010	% Change Q2 2010 to Q3 2010	% Change Q3 2009 to Q3 2010
Front-end	37.7	66.1	73.8	12%	95%
Back-end	142.5	236.4	275.4	17%	93%
Total net sales	180.2	302.4	349.2	15%	94%

The increase in the third quarter of 2010 in our Front-end segment compared to the previous quarter was driven by increased equipment sales in particular for our Epitaxy technologies and higher spares and service sales as a result of increased activity levels at our customers. In our Back-end segment record quarterly sales again were realized in the third quarter of 2010 due to the continued strong demand for our traditional products and for our LED related products.

The impact of currency changes quarter to quarter was an increase of 3% and year to year an increase of 11%.

Gross Profit (Margin). The following table shows our gross profit and gross profit margin for our Front-end and Back-end segments for the third quarter of 2010 as compared to the second quarter of 2010 and the third quarter of 2009:

(EUR millions)	Gross profit1) Q3 2009	Gross profit Q2 2010	Gross profit Q3 2010	Gross profit margin Q3 2009	Gross profit margin Q2 2010	Gross profit margin Q3 2010	Increase or (decrease) percentage points Q2 2010 to Q3 2010	Increase or (decrease) percentage points Q3 2009 to Q3 2010
Front-end	6.7	26.0	29.3	17.7%	39.4%	39.8%	0.3	22.0
Back-end	62.3	107.3	132.4	43.7%	45.4%	48.1%	2.7	4.4
Total gross profit	69.0	133.4	161.8	38.3%	44.1%	46.3%	2.2	8.0
1)	before impairment inventories

The gross profit margin of both our Front-end segment and our Back-end segment continued to improve when compared to the second quarter of 2010 driven by higher activity levels. The increase of the gross margin in our Front-end segment is mainly attributable to a better utilization combined with lower cost levels and manufacturing overhead as a result of the transfer of our manufacturing activities to our plant in Singapore.

The impact of currency changes quarter to quarter was an increase of 3% and year to year an increase of 12%.

Selling, General and Administrative Expenses. The following table shows selling, general and administrative expenses for our Front-end and Back-end segments for the third quarter of 2010 as compared to the second quarter of 2010 and the third quarter of 2009:

(EUR millions)	Q3 2009	Q2 2010	Q3 2010	% Change Q2 2010 to Q3 2010	% Change Q3 2009 to Q3 2010
Front-end	14.7	11.3	12.8	14%	(14)%
Back-end	13.5	20.4	24.4	19%	81%
Total selling, general and administrative expenses	28.2	31.7	37.3	17%	32%
Total selling, general and administrative expenses as a percentage of net sales	16%	11%	11%

In the Front-end segment SG&A as a percentage of sales remains at 17% for the third quarter as compared to the second quarter of 2010. SG&A was 39% of net sales for the third quarter of 2009. The improvement reflects our focus to reduce the fixed cost base as part of our restructuring program PERFORM!.

In the Back-end segment SG&A as a percentage of sales remains at 9% for the third quarter as compared to the second quarter of 2010 and 10% for the third quarter of 2009.

The impact of currency changes quarter to quarter was an increase of 3% and year to year an increase of 10%.

Research and Development Expenses. The following table shows research and development expenses for our Front-end and Back-end segments for the third quarter of 2010 as compared to the second quarter of 2010 and the third quarter of 2009:

(EUR millions)	Q3 2009	Q2 2010	Q3 2010	% Change Q2 2010 to Q3 2010	% Change Q3 2009 to Q3 2010
Front-end	7.5	7.8	9.2	18%	24%
Back-end	7.7	10.3	11.6	12%	50%
Total research and development expenses	15.2	18.2	20.8	15%	37%
Total research and development expenses as a percentage of net sales	8%	6%	6%

The increase of spending in R&D for the third quarter underlines our continued focus on technological innovation.

The impact of currency changes quarter to quarter was an increase of 3% and year to year an increase of 12%.

Restructuring expenses. In 2009 ASMI started the implementation of a major restructuring in the Front-end segment. Related to these restructuring projects EUR 2.4 million of expenses were incurred during the third quarter of 2010. These related mainly to severance packages, retention costs, provisions for vacancy and other costs related to the transfer of activities to Singapore.

Result from Operations. The following table shows earnings (loss) from operations for our Front-end and Back-end segments for the third quarter of 2010 as compared to the second quarter of 2010 and the third quarter of 2009:

(EUR millions)	Q3 2009	Q2 2010	Q3 2010	Change Q2 2010 to Q3 2010	Change Q3 2009 to Q3 2010
Front-end:
-Excluding impairments and restructuring	(15.5)	6.9	7.3	0.3	22.8
-Impairments and restructuring	(15.1)	(3.3)	(2.4)	0.9	12.7
-Including impairments and restructuring	(30.6)	3.6	4.9	1.2	35.5
Back-end	41.1	76.6	96.5	19.9	55.3
Total result from operations	10.5	80.2	101.3	21.1	90.8
Total result from operations excluding impairments and restructuring as a percentage of net sales	14%	28%	30%

The impact of currency changes quarter to quarter was an increase of 3% and year to year an increase of 13%.

Net Earnings (Loss) allocated to the shareholders of the parent. The following table shows net earnings (loss) for our Front-end and Back-end segments for the third quarter of 2010 as compared to the second quarter of 2010 and the third quarter of 2009:

(EUR millions)	Q3 2009	Q2 2010	Q3 2010	Change Q2 2010 to Q3 2010	Change Q3 2009 to Q3 2010
Front-end:
-Excluding impairments, restructuring expenses, result on early extinguishment of debt and fair value changes conversion option	(14.6)	1.5	0.8	(0.6)	15.4
-Impairments and restructuring	(15.1)	(3.3)	(2.4)	0.9	12.7
-Result on early extinguishment of debt	—	—	(0.9)	(0.9)	(0.9)
-Fair value changes conversion options	(5.4)	14.0	(8.8)	(22.7)	(3.4)
-Including impairments, restructuring expenses, result on early extinguishment of debt and fair value changes conversion option	(35.1)	12.1	(11.2)	(23.3)	23.9
Back-end	19.3	35.4	45.5	10.1	26.2
Total net earnings (loss) allocated to the shareholders of the parent	(15.8)	47.5	34.3	(13.2)	50.1

Net earnings for the Back-end segment reflect our 52.59% ownership of ASM Pacific Technology.

Nine months ended September 30, 2010

The following table shows the operating performance and the percentage change for the nine months ended September 30, 2010 compared to the same period in 2009:

(EUR millions, except earnings per share)	Nine months ended September 30,
	2009	2010	% Change
Net sales	388.8	870.7	124%
Gross profit before impairment of inventories	124.0	388.3	213%
Gross profit margin %	31.9%	44.6%
Impairment inventories	(26.5)	—
Gross profit	97.5	388.3	298%
Selling, general and administrative expenses	(79.4)	(96.3)	21%
Research and development expenses	(46.3)	(56.5)	22%
Restructuring expenses	(28.8)	(9.4)	(67%)
Result from operations	(56.9)	226.2	(497)%
Net earnings (loss)1)	(94.8)	86.0
Net earnings (loss) per share, diluted in euro1)	(1.84)	1.57
1)	allocated to the shareholders of the parent

Net Sales. The following table shows net sales of our Front-end and Back-end segments for the nine months ended September 30, 2010 compared to the same period in 2009:

(EUR millions)	Nine months ended September 30,
	2009	2010	% Change
Front-end	111.1	193.8	74%
Back-end	277.7	676.9	144%
Total net sales	388.8	870.7	124%

The increase of net sales in the first nine months of 2010 in our Front-end segment, compared to the same period last year, was driven by higher customer demand as well in all our equipment segments as in spares and service. In our Back-end segment record quarterly sales were realized both in the first quarter, the second quarter and in the third quarter of 2010 due to the high continued strong demand for our traditional products and increasing demand for our LED related products.

The impact of currency changes year to year was an increase of 4%.

Gross Profit Margin. The following table shows gross profit and gross profit margin for the Front-end and Back-end segments for the nine months ended September 30, 2010 compared to the same period in 2009:

(EUR millions)	Nine months ended September 30,
	Gross profit		Gross profit margin
	20091)	2010	2009	2010	Increase or (decrease) percentage points
Front-end	19.3	74.1	17.4%	38.2%	20.9
Back-end	104.8	314.3	37.7%	46.4%	8.7
Total gross profit	124.0	388.3	31.9%	44.6%	12.7
1)	before impairment inventories

The gross profit margin of both our Front-end segment and our Back-end segment strongly improved when compared to the first nine months of 2009 driven by significantly higher activity levels and the execution of our PERFORM! Programme which, among others, resulted in a lower manufacturing overhead.

The impact of currency changes year to year was an increase of 4%.

Selling, General and Administrative Expenses. The following table shows selling, general and administrative expenses for our Front-end and Back-end segments for the nine months ended September 30, 2010 compared to the same period in 2009:

(EUR millions)	Nine months ended September 30,
	2009	2010	% Change
Front-end	45.6	35.9	(21)%
Back-end	33.9	60.4	79%
Total selling, general and administrative expenses	79.4	96.3	21%
Total selling, general and administrative expenses as a percentage of net sales	20%	11%

For the nine months ended September 30, 2010 selling, general and administrative expenses as a percentage of net sales of our Front-end segment, were reduced to 18% compared with 41% for the same period of 2009, reflecting our focus to reduce the fixed cost base as part of our restructuring program PERFORM!. For the period under review the selling, general and administrative expenses in the Back-end segment as a percentage of net sales decreased from 12% in 2009 to 9% in 2010.

The impact of currency changes year to year was an increase of 4%.

Research and Development Expenses. The following table shows research and development expenses for our Front-end and Back-end segments for the nine months ended September 30, 2010 compared to the same period in 2009:

(EUR millions)	Nine months ended September 30,
	2009	2010	% Change
Front-end	25.6	25.4	(1)%
Back-end	20.7	31.1	50%
Total research and development expenses	46.3	56.5	22%
Total research and development expenses as a percentage of net sales	12%	7%

The small decrease in our Front-end segment is the result of a further prioritisation of research and development projects.

The impact of currency changes year to year was an increase of 3%.

Restructuring Expenses. In 2009 ASMI started the implementation of a major restructuring in the Front-end segment. Related to these restructuring projects, during the first nine months of 2010 EUR 9.4 million of expenses were incurred. These related mainly to severance packages, retention costs, provisions for vacancy and other costs related to the transition of activities to Singapore.

Result from Operations. The following table shows earnings (loss) from operations for our Front-end and Back-end segments for the nine months ended September 30, 2010 compared to the same period in 2009:

(EUR millions)	Nine months ended September 30,
	2009	2010	Change
Front-end:
Excluding impairments and restructuring charges	(52.0)	12.8	64.7
Impairments and restructuring charges	(55.2)	(9.4)	45.9
Including impairments and restructuring charges	(107.2)	3.5	110.6
Back-end	50.2	222.7	172.5
Total result from operations	(56.9)	226.2	283.1

The impact of currency changes year to year was an increase of 4%.

Net Earnings (Loss) allocated to the shareholders of the parent. The following table shows net earnings (loss) for our Front-end and Back-end segments for the nine months ended September 30, 2010 compared to the same period in 2009:

(EUR millions)	Nine months ended September 30,
	2009	2010	Change
Front-end:
Excluding impairments, restructuring charges, result on early extinguishment of debt and fair value change conversion option	(53.0)	(7.7)	45.3
Impairments and restructuring charges	(55.2)	(9.4)	45.9
Loss from early extinguishment of debt	—	(3.1)	(3.1)
Fair value change conversion options	(9.5)	2.6	12.1
Special items	(64.7)	(9.9)	54.8
Including impairments, restructuring charges result on early extinguishment of debt and fair value change conversion options	(117.7)	(17.6)	100.1
Back-end	22.9	103.6	80.7
Total net earnings (loss) allocated to the shareholders of the parent	(94.8)	86.0	180.8

Net earnings for the Back-end segment reflect our 52.59% ownership of ASM Pacific Technology.

Bookings and backlog

The following table shows, for our Front-end and Back-end segments, the level of new orders for the third quarter of 2010 and the backlog at the end of the third quarter of 2010 as compared to the second quarter of 2010 and the third quarter of 2009:

(EUR millions, except book-to-bill ratio)
	Q3 2009	Q2 2010	Q3 2010	% Change Q2 2010 to Q3 2010	% Change Q3 2009 to Q3 2010
Front-end:
Backlog at the beginning of the quarter	36.2	61.7	82.1	33%	127%
- New orders for the quarter	43.9	82.3	139.4	69%	218%
- Net sales for the quarter	(37.8)	(66.1)	(73.7)	11%	95%
- FX-effect for the quarter	(0.2)	4.2	(8.4)
Backlog at the end of the quarter	42.1	82.1	139.4	70%	231%
Book-to-bill ratio (new orders divided by net sales)	1.2	1.3	1.9
Back-end:
Backlog at the beginning of the quarter	86.2	271.3	474.5	75%	450%
- New orders for the quarter	164.6	406.4	297.0	(27)%	80%
- Net sales for the quarter	(142.5)	(236.4)	(275.5)	17%	93%
- FX-effect for the quarter	(3.8)	33.2	(48.2)
Backlog at the end of the quarter	104.5	474.5	447.8	-6%	329%
Book-to-bill ratio (new orders divided by net sales)	1.2	1.7	1.1
Total
Backlog at the beginning of the quarter	122.4	333.0	556.6	67%	355%
- New orders for the quarter	208.5	488.7	436.4	(11)%	109%
- Net sales for the quarter	(180.3)	(302.5)	(349.2)	15%	94%
- FX-effect for the quarter	(4.0)	37.4	(56.6)
Backlog at the end of the quarter	146.6	556.6	587.2	5%	301%
Book-to-bill ratio (new orders divided by net sales)	1.2	1.6	1.2

Both our Front-end and Back-end segments have shown increased order bookings. In Front-end Epitaxy and ALD equipment led our third quarter Front-end bookings. In our Back-end segment the demand for equipment to assemble both integrated circuits and LEDs remained strong.

Liquidity and capital resources

Net cash provided by operations was EUR 100.3 million for the third quarter of 2010 as compared to EUR 61.2 million for the second quarter of 2010 and EUR 32.0 million for the third quarter of 2009. For the nine months ended September 30, 2010 net cash provided from operations was EUR 187.3 million compared to EUR 31.5 million for the same period in 2009. This increase results mainly from the improved net earnings, partly offset by investments in working capital resulting from the increased level of activity.

Net cash used in investing activities was EUR 32.4 million for the third quarter of 2010 as compared to EUR 19.3 million for the second quarter of 2010 and EUR 2.0 million for the third quarter of 2009. For the nine months ended September 30, 2010 net cash used in investing activities of EUR 62.4 million compared to EUR 7.3 million for the comparable period in 2009. The increase results mainly from increased capital expenditures in our Back-end segment.

Net cash used in financing activities was EUR 42.0 million for the third quarter of 2010 as compared to net cash used in financing activities of EUR 30.5 million for the second quarter of 2010 and EUR 12.1 million for the third quarter of 2009. For the nine months ended September 30, 2010 net cash used in financing activities was EUR 112.7 million compared to EUR 29.7 million for the same period in 2009. The increase mainly results from the increased payment of dividend to minority shareholders and the repurchase of convertible bonds during the first and the third quarter of 2010.

Net working capital, consisting of accounts receivable, inventories, other current assets, accounts payable, accrued expenses, advance payments from customers and deferred revenue, decreased from EUR 262.6 million at June 30, 2010 to EUR 244.0 million at September 30, 2010. This decrease is primarily the result of better working capital management. The number of outstanding days of working capital, measured based on quarterly sales, decreased from 80 days at June 30, 2010 to 64 days at September 30, 2010. For the same period, our Front-end segment decreased from 104 days to 100 days and our Back-end segment decreased from 73 days to 55 days.

Sources of liquidity. At September 30, 2010, the Company’s principal sources of liquidity consisted of EUR 312.6 million in cash and cash equivalents and EUR 112.3 million in undrawn bank lines. Approximately EUR 150.9 million of the cash and cash equivalents and EUR 16.5 million of the undrawn bank lines are restricted to use in the Company’s Back-end operations. EUR 20.1 million of the cash and cash equivalents and EUR 5.8 million in undrawn bank lines are restricted to use in the Company’s Front-end operations in Japan. The use of EUR 26.8 million of cash and cash equivalents is restricted in use for buy-back of outstanding convertible bonds due 2011.

Historical development sales and net earnings in EUR millions

ASM INTERNATIONAL N.V.

CONSOLIDATED STATEMENTS OF OPERATIONS

(thousands, except earnings per share data)				In Euro
	Three months ended September 30,		Nine months ended September 30,
	2009	2010	2009	2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net sales	180,209	349,200	388,815	870,668
Cost of sales	(117,083)	(187,418)	(291,269)	(482,347)
Gross profit	63,127	161,782	97,546	388,322

Operating expenses:
Selling, general and administrative	(28,238)	(37,262)	(79,404)	(96,313)
Research and development	(15,178)	(20,812)	(46,326)	(56,483)
Restructuring expenses	(9,220)	(2,406)	(28,762)	(9,364)
Total operating expenses	(52,637)	(60,480)	(154,491)	(162,160)
Earnings (loss) from operations	10,490	101,302	(56,946)	226,162
Net interest expense	(1,514)	(3,095)	(4,487)	(10,893)
Loss from early extinguishment of debt	—	(855)	—	(3,136)
Accretion of interest convertible	(828)	(1,428)	(2,869)	(4,657)
Revaluation conversion option	(5,381)	(8,761)	(9,463)	2,622
Foreign currency exchange losses	(102)	(678)	(1,100)	(1,052)
Earnings (loss) before income taxes	2,664	86,485	(74,865)	209,046
Income tax benefit (expense)	(1,276)	(11,208)	487	(29,678)
Net earnings (loss)	1,388	75,277	(74,378)	179,368

Allocation of net earnings (loss)
Shareholders of the parent	(15,817)	34,286	(94,820)	85,983
Minority interest	17,205	40,991	20,442	93,385

Net earnings (loss) per share, allocated to the shareholders of the parent:
Basic net earnings (loss)	(0.31)	0.65	(1.84)	1.64
Diluted net earnings (loss) (1)	(0.31)	0.62	(1.84)	1.57

Weighted average number of shares used in computing per share amounts (in thousands):
Basic	51,610	52,785	51,609	52,296
Diluted (1)	51,610	62,790	51,609	65,095

(1)	The calculation of diluted net earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in earnings of the Company. Only instruments that have a dilutive effect on net earnings are included in the calculation. The assumed conversion results in adjustment in the weighted average number of common shares and net earnings due to the related impact on interest expense. The calculation is done for each reporting period individually. For the three month ended September 2010, the effect of a potential conversion of convertible debt into 2,630,113 common shares was anti-dilutive.

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

ASM INTERNATIONAL N.V.

CONSOLIDATED BALANCE SHEETS

(thousands, except share data)		In Euro
	December 31,	September 30,
Assets	2009	2010
		(unaudited)
Cash and cash equivalents	293,902	312,608
Accounts receivable, net	165,754	240,395
Inventories, net	150,645	215,744
Income taxes receivable	43	46
Deferred tax assets	6,893	7,939
Other current assets	31,129	62,581
Total current assets	648,367	839,315
Debt issuance costs	6,978	6,047
Deferred tax assets	8,545	9,449
Other intangible assets	8,936	7,165
Goodwill, net	47,223	49,699
Investments	50	50
Assets held for sale	5,508	6,145
Evaluation tools at customers	11,282	10,995
Property, plant and equipment, net	114,811	163,758
Total Assets	851,700	1,092,622

Liabilities and Shareholders’ Equity
Notes payable to banks	17,008	9,457
Accounts payable	93,117	158,808
Accrued expenses	64,086	82,934
Advance payments from customers	16,371	33,774
Deferred revenue	3,254	4,348
Income taxes payable	17,658	38,311
Current portion of long-term debt	17,337	5,117
Total current liabilities	228,832	332,750

Pension liabilities	5,556	6,261
Deferred tax liabilities	314	244
Long-term debt	16,554	15,030
Convertible subordinated debt	192,350	168,158
Conversion option	22,181	11,030
Total Liabilities	465,787	533,472

Shareholders’ Equity:

Common shares
Authorized 110,000,000 shares, par value € 0.04, issued and outstanding 51,745,140 and 52,802,761 shares	2,070	2,112
Financing preferred shares, issued none	—	—
Preferred shares, issued and outstanding none	—	—
Capital in excess of par value	287,768	304,677
Retained earnings	16,145	102,128
Accumulated other comprehensive loss	(64,754)	(40,163)
Total Shareholders’ Equity	241,229	368,754

Non-controlling interest	144,684	190,396
Total Equity	385,913	559,150
Total Liabilities and Equity	851,700	1,092,622

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

ASM INTERNATIONAL N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands)				In Euro
	Three months ended September 30,		Nine months ended September 30,
	2009	2010	2009	2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Increase (decrease) in cash and cash equivalents:
Cash flows from operating activities:
Net earnings (loss)	1,388	75,276	(74,378)	179,367
Adjustments to reconcile net earnings to net cash from operating activities:
Depreciation of property, plant and equipment	7,981	7,865	25,597	22,400
Depreciation evaluation tools	-	682	-	1,864
Amortization of other intangible assets	212	685	1,164	2,046
Impairment of property, plant and equipment	2,378	-	4,690	-
Impairment of inventories	5,856	-	26,485	-
Addition provision restructuring expenses	8,558	352	19,321	2,343
Amortization of debt issuance costs	124	388	390	1,652
Loss resulting from early extinguishment of debt	(0)	855	0	3,136
Compensation expense employee stock option plan	538	578	1,711	1,917
Compensation expense employee share incentive scheme ASMPT	1,169	3,803	2,806	8,619
Revaluation conversion option	5,381	8,761	9,463	(2,622)
Additional non-cash interest convertible	828	1,428	2,869	4,657
Income taxes	4,710	9,177	(5,535)	20,800
Deferred income taxes	(3,752)	(394)	(7,626)	294
Changes in other assets and liabilities:
Accounts receivable	(25,568)	(14,657)	22,051	(68,726)
Inventories	5,253	(32,441)	12,823	(49,880)
Other current assets	(1,040)	(15,018)	(2,041)	(35,668)
Accounts payable and accrued expenses	20,245	53,861	(5,254)	86,368
Advance payments from customers	4,930	(2,882)	6,572	15,884
Deferred revenue	(377)	3,237	(2,931)	1,084
Pension liabilities	(457)	(285)	(302)	(137)
Payments out of restructuring provision	(6,390)	(998)	(6,390)	(8,114)
Net cash provided by operating activities	31,967	100,274	31,484	187,285

Cash flows from investing activities:
Capital expenditures	(2,055)	(33,301)	(4,661)	(63,650)
Purchase of intangible assets	(77)	(70)	(2,864)	(322)
Proceeds from sale of property, plant and equipment	107	1,016	230	1,545
Net cash used in investing activities	(2,025)	(32,356)	(7,296)	(62,426)

Cash flows from financing activities:
Notes payable to banks, net	-	(4,209)	(1,534)	(9,295)
Debt issuance costs paid	-	(252)	-	(704)
Repayments of long-term debt and subordinated debt	(1,737)	(8,600)	(5,450)	(46,843)
Sale (Purchase) of treasury shares	35	-	35	-
Dividend tax paid on withdrawal of treasury shares	(10)	-	(3,409)	-
Proceeds from issuance (withdrawal) of preferred shares	(220)	-	(220)	-
Proceeds from issuance of common shares	-	585	-	2,315
Dividend to minority shareholders	(10,130)	(29,564)	(19,099)	(58,162)
Net cash provided (used) in financing activities	(12,062)	(42,040)	(29,677)	(112,688)
Exchange rate effects	(2,999)	(21,490)	(4,137)	6,536
Net increase (decrease) in cash and cash equivalents	14,882	4,388	(9,626)	18,705
Cash and cash equivalents at beginning of period	132,771	308,220	157,279	293,902
Cash and cash equivalents at end of period	147,653	312,608	147,653	312,608
Supplemental disclosures of cash flow information
Cash paid during the period for:
Interest, net	400	2,737	3,350	10,964
Income taxes, net	317	2,424	12,674	8,584
Non cash investing and financing activities:
Subordinated debt converted into number of common shares	-	289	-	878,491
Subordinated debt converted	-	5	-	13,473

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

ASM INTERNATIONAL N.V.

DISCLOSURE ABOUT SEGMENTS AND RELATED INFORMATION

The Company organizes its activities in two operating segments, Front-end and Back-end.

The Front-end segment manufactures and sells equipment used in wafer processing, encompassing the fabrication steps in which silicon wafers are layered with semiconductor devices. The segment is a product driven organizational unit comprised of manufacturing, service, and sales operations in Europe, the United States, Japan and Southeast Asia.

The Back-end segment manufactures and sells equipment and materials used in assembly and packaging, encompassing the processes in which silicon wafers are separated into individual circuits and subsequently assembled, packaged and tested. The segment is organized in ASM Pacific Technology Ltd., in which the Company holds a majority interest of 52.59% at September 30, 2010, whilst the remaining shares are listed on the Stock Exchange of Hong Kong. The segment’s main operations are located in Hong Kong, Singapore, the People's Republic of China and Malaysia.

(thousands)			In Euro
	Front-end	Back-end	Total
Three months ended September 30, 2009	(unaudited)	(unaudited)	(unaudited)

Net sales to unaffiliated customers	37,751	142,460	180,209
Gross profit	796	62,331	63,127
Earnings (loss) from operations	(30,618)	41,108	10,490
Net interest income (expense)	(1,651)	138	(1,514)
Accretion of interest convertible	(828)	-	(828)
Revaluation conversion option	(5,381)	-	(5,381)
Foreign currency exchange losses	(75)	(28)	(103)
Income tax benefit (expense)	3,438	(4,714)	(1,276)
Net earnings (loss)	(35,115)	36,503	1,388

Net earnings (loss) allocated to:
Shareholders of the parent			(15,817)
Minority interest			17,205

Capital expenditures and purchase of intangible assets	1,015	1,117	2,132
Depreciation and amortization	3,076	5,117	8,193
Impairment of fixed assets	2,378	-	2,378

Three months ended September 30, 2010	(unaudited)	(unaudited)	(unaudited)

Net sales to unaffiliated customers	73,774	275,427	349,200
Gross profit	29,338	132,444	161,782
Earnings from operations	4,851	96,451	101,302
Net interest income (expense)	(3,237)	142	(3,095)
Loss resulting from early extinguishment of debt	(855)	-	(855)
Accretion of interest convertible	(1,428)	-	(1,428)
Revaluation conversion option	(8,761)	-	(8,761)
Foreign currency exchange gains (losses)	(1,233)	555	(678)
Income tax expense	(529)	(10,679)	(11,208)
Net earnings (loss)	(11,191)	86,468	75,277

Net earnings allocated to:
Shareholders of the parent			34,286
Minority interest			40,991

Capital expenditures and purchase of intangible assets	4,454	28,918	33,371
Depreciation and amortization	3,546	5,687	9,232

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

ASM INTERNATIONAL N.V.

DISCLOSURE ABOUT SEGMENTS AND RELATED INFORMATION (2/2)

(thousands, except headcount)			In Euro
	Front-end	Back-end	Total
Nine months ended September 30, 2009	(unaudited)	(unaudited)	(unaudited)

Net sales to unaffiliated customers	111,130	277,685	388,815
Gross profit	(7,229)	104,774	97,546
Earnings (loss) from operations	(107,187)	50,241	(56,946)
Net interest income (expense)	(4,840)	352	(4,487)
Accretion of interest convertible	(2,869)	-	(2,869)
Revaluation conversion option	(9,463)	-	(9,463)
Foreign currency exchange losses	(305)	(795)	(1,100)
Income tax benefit (expense)	6,915	(6,428)	487
Net earnings (loss)	(117,748)	43,370	(74,378)

Net earnings (loss) allocated to:
Shareholders of the parent			(94,820)
Minority interest			20,442

Capital expenditures and purchase of intangible assets	4,318	3,207	7,526
Depreciation and amortization	10,443	16,317	26,760
Impairment of fixed assets	4,690	-	4,690

Cash and cash equivalents	60,706	86,946	147,653
Capitalized goodwill	10,453	36,252	46,704
Other intangible assets	9,349	303	9,652
Other identifiable assets	180,216	276,568	456,784
Total assets	260,724	400,069	660,793
Total debt	144,499	-	144,499
Headcount in full-time equivalents (1)	1,413	9,928	11,341
Nine months ended September 30, 2010	(unaudited)	(unaudited)	(unaudited)

Net sales to unaffiliated customers	193,786	676,883	870,668
Gross profit	74,065	314,257	388,322
Earnings from operations	3,457	222,704	226,162
Net interest income (expense)	(11,247)	354	(10,893)
Loss resulting of early extinguishment of debt	(3,136)	-	(3,136)
Accretion of interest convertible	(4,657)	-	(4,657)
Revaluation conversion option	2,622	-	2,622
Foreign currency exchange gains (losses)	(3,094)	2,042	(1,052)
Income tax expense	(1,569)	(28,109)	(29,678)
Net earnings (loss)	(17,623)	196,991	179,368

Net earnings allocated to:
Shareholders of the parent			85,983
Minority interest			93,385

Capital expenditures and purchase of intangible assets	10,021	53,951	63,972
Depreciation and amortization	10,167	16,143	26,310
Impairment of fixed assets	-	-	-

Cash and cash equivalents	161,671	150,937	312,608
Capitalized goodwill	10,851	38,848	49,699
Other intangible assets	6,638	527	7,165
Other identifiable assets	236,907	486,243	723,150
Total assets	416,067	676,555	1,092,622
Total debt	208,791	-	208,791
Headcount in full-time equivalents (1)	1,366	14,501	15,867
(1)	Headcount includes those employees with a fixed contract, and is exclusive of temporary workers.

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

ASM INTERNATIONAL N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Basis of Presentation

ASM International N.V, (“ASMI”) follows accounting principles generally accepted in the United States of America (“US GAAP”).

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

Principles of Consolidation

The Consolidated Financial Statements include the accounts of ASMI and its subsidiaries, where ASMI holds a controlling interest. The non-controlling interest of third parties is disclosed separately in the Consolidated Financial Statements. All intercompany profits, transactions and balances have been eliminated in consolidation.

Change in accounting policies

No significant changes in accounting policies incurred during the third quarter of 2010.

ASM INTERNATIONAL N.V.

RECONCILIATION US GAAP—IFRS

Accounting principles under IFRS

ASMI’s primary consolidated financial statements are and will continue to be prepared in accordance with US GAAP. However, ASMI is required under Dutch law to report its Consolidated Financial Statements in accordance with International Financial Reporting Standards (“IFRS”). As a result of the differences between IFRS and US GAAP that are applicable to ASMI, the Consolidated Statement of Operations and Consolidated Balance Sheet reported in accordance with IFRS differ from those reported in accordance with US GAAP. The most significant differences that affect ASMIconcern to the capitalization of certain product development costs, goodwill, the accounting of reversal of inventory write downs, option plans, pension plans and preferred shares.

The reconciliation between IFRS and US GAAP is as follows:

	Net earnings		Net earnings
	Three months ended September 30,		Nine months ended September 30,
(EUR thousands, except per share data)	2009	2010	2009	2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

US GAAP	1,388	75,277	(74,378)	179,368
Adjustments for IFRS:
Reversal inventory write downs	-	918	-	3,624
Development expenses	1,641	1,343	786	2,565
Debt issuance fees	-	332	-	32
Dividend preferred shares	(1)	-	(5)	-
Total adjustments	1,640	2,593	781	6,221

IFRS	3,028	77,870	(73,597)	185,589

IFRS allocation of net earnings (loss):
Shareholders	(14,177)	36,879	(94,039)	92,204
Minority interest	17,205	40,991	20,442	93,385

Net earnings (loss) per share, allocated to the shareholders of the parent;
Basic	(0.27)	0.70	(1.82)	1.76
Diluted	(0.27)	0.67	(1.82)	1.66
		Total Equity		Total Equity
(euro thousands)			September 30, 2009	September 30, 2010
			(unaudited )	(unaudited )
US GAAP			346,733	559,150
Adjustments for IFRS:			-
Goodwill			(10,130)	(10,151)
Debt issuance fees			-	(1,251)
Reversal inventory write downs			-	3,624
Development expenses			37,710	31,450
Pension plans			772	391
Preferred shares			-	-
Total adjustments			28,352	24,063

IFRS			375,085	583,213

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.